Mail Stop 3561

May 7, 2010

Wanda Canning, President
Gemini Tea Corp.
13836 Parkland Boulevard SE
Calgary, Alberta, Canada T2J 3X4

> **Re:** **Gemini Tea Corp.**
> **Registration Statement on Form S-1**
> **Filed April 12, 2010**
> **File No. 333-165995**

Dear Ms. Canning:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your oral request that we consider Mr. Kenneth Finkelstein your contact person. Please advise us of your relationship with Mr. Finkelstein with a view toward disclosure. In this regard, please see Item 401(g) of Regulation S-K regarding promoters and control persons, as applicable.

2. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." See Release No. 33-6932 (April 28, 1992). Your disclosure indicates that you are a development stage

company that is "a retailer/wholesaler of herbal, green, black and white teas and tea related accessories." However, we note that you have a limited operating history, no customers, no revenues, and it appears that you have not established your business. In your disclosure, you do not outline any substantive steps taken in furtherance of a business plan.

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

3. Here and elsewhere in your prospectus, please ensure that you consistently characterize the status of your operations. For example, you state on page 6 that you are "…a retailer/wholesaler of herbal, green, black and white teas and tea related accessories." Given that you also indicate that you do not have any suppliers of tea leaves and herbs and you have no or little operations, please so state and consistently refer to the status of your intended operation in the future tense.

Registration Statement Facing Page

4. It appears that you may be engaged in a delayed or continuous offering of the shares registered. Please mark the box for Rule 415, consistent with the undertakings you have provided under Item 512(a) of Regulation S-K. Otherwise, explain to us why your offerings are not delayed or continuous.

Outside Front Cover Page of the Prospectus

5. The risk factor on page 9 indicates that your auditor has substantial doubts about your ability to continue as a going concern. Please include a statement regarding your auditor's substantial doubts about your ability to continue as a going concern on the outside front cover page of your prospectus.

6. Please disclose on the cover page of the prospectus that the securities being registered in this offering may be illiquid because they are not listed on any exchange or quoted on the OTC Bulletin Board and no market for these securities may ever develop.

7. Please reconcile your statement in the first paragraph that Ms. Channing will offer and sell the shares on your behalf with the statement in the fourth paragraph on page 13 under "Plan of Distribution" that Ms. Channing will not participate in the offer and sale of your shares. Please advise.

8. Please also clearly state that all funds received will be retained by the company.

Number of shares outstanding after the offering, page 7

9. Please delete your conditional language, "…may be up to 6,000,000…" since you will have that amount if as you state "…all of the offered shares are sold."

Risk Factors, page 8

10. Please add a risk factor that Ms. Canning has no experience in the tea industry, if true.

"We may not be able to further implement…", page 8

11. Please reconcile your statement regarding your need for $100,000 from this offering to the last risk factor on this page where you indicate that you will need $150,000 from this offering to fully implement your business plan.

"We arbitrarily determined the offering price…", page 10

12. In view of your limited existence and lack of operations, please delete your reference to any significant operating history and reconcile your reference to minimal revenues given other disclosures that you have not generated any revenue.

Use of Proceeds, page 11

13. Please revise your table to include the amounts to be reimbursed to your president as referenced in the last sentence of the first paragraph. Please also revise the dollar amounts in the table for your principal uses as they currently exceed the possible proceeds.

"Investors should not look to dividends as a source of income," page 10

14. Please include the discussion of the penny stock rules in a separate risk factor.

Description of Business, page 16

15. Please revise this section to clarify and better describe the status of your current operations and your proposed business operations. Please discuss the actual operations of your business, focusing on the particular means by which you hope to generate revenues and incur expenses. See Item 101(c)(1) of Regulation S-K. Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- provide more detail on who your suppliers will be and how you will find them;

- clarify how you intend to initiate and conduct your operations, including how you will obtain the expertise needed to offer the services you are proposing and intend to purchase the supplies and equipment and operate the equipment needed to deliver your products;

- address exchange rate fluctuations and any impact this could have on your operations; and

- also discuss whether you have any plans or intentions to engage in any merger or any acquisition transaction that would result in a change of control or business operation.

16. We note your sole director and officer is located in Calgary, Alberta, Canada. If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor's ability:

- to effect service of process within the United States against your non-U.S. resident officer and director;

- to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against the above referenced foreign person in the United States;

- to enforce in a Canadian court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign person; and

- to bring an original action in a Canadian court to enforce liabilities based upon the U.S. federal securities laws against the above foreign person.

17. It does not appear that Wanda Canning has any experience in creating or operating a tea wholesale/retail company. Therefore, in this section and throughout your document, as appropriate, including in your Plan of Operation section, please address your plans to create and operate your business in light of Ms. Canning's experience. In addition, please indicate, if true, that Ms. Canning will not devote full time to the company and indicate the approximate amount of time she will devote to company activities.

Employee's, page 17

18. Please revise to indicate the number of your employees, salaried or otherwise. Indicate total number of employees and the total number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 18

19. Please disclose the amount of additional funds, if any, that Wanda Canning is willing to commit to you for your operations until the offering has been completed.

Our Plan of Operation for the Next Twelve Months, page 18

20. Please revise your disclosure in this section to clarify your proposed business operations over the next 12 months, including the manner in which you plan to generate revenues, your expected significant costs and expenses, and the amount you will need to continue operations during that period. Your discussion should explain your plan in sufficient detail so that your current and prospective investors have an opportunity to view your business and your proposed plan of operation through the eyes of management. Your plan of operation should specifically address the stage of development of your operations, including when you expect to begin offering your wholesale and retail tea business to possibly generate revenues. Your discussion should also address the anticipated costs to develop your operations to the point that you may begin delivering your product. Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- describe specifically the nature of your wholesale and retail business;

- describe specifically the nature of the website you intend to create; and

- discuss the costs to you of establishing and continuing a wholesale and retail tea business.

Executive Compensation, page 21

21. Please insure that you are using the current summary compensation and outstanding equity awards table. See Item 402 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 24

22. We note the disclosure on page 9 that your auditors have expressed substantial doubt regarding your ability to continue operations as a going concern. Please reconcile this disclosure with the absence of a going concern paragraph in the audit report.

23. Please amend your filing to include a manual or printed signature of the auditor's firm in the audit report. Refer to Rule 2-02(a) of Regulation S-X. Please also revise their consent letter to provide a manual or printed signature.

Exhibits, page 34

24. Please provide the opinion of counsel. See Item 601(b)(5) of Regulation S-K.

Part II –Information Not Required in Prospectus, page 33

Undertakings, page 35

25. Please insure that the language in the undertakings conforms to the requirements of Item 512 of Regulation S-K. We note the reference to "small business issuer."

* * ** * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kenneth Finkelstein
        Via facsimile (250) 477-4437